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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              K ACQUISITION CORP.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           SCOTSMAN INDUSTRIES, INC.
                                   (BIDDERS)

 COMMON STOCK, $1.00 PAR VALUE, AND                     501566103


     SERIES A CONVERTIBLE VOTING                      NOT AVAILABLE
   PREFERRED STOCK, $24.375 STATED              (CUSIP Number of Class of
                VALUE                                  Securities)
   (Title of Class of Securities)

                           SCOTSMAN INDUSTRIES, INC.
                          775 CORPORATE WOODS PARKWAY,
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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  K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on February 7, 1997, with respect to their offer to purchase all outstanding shares of (i) Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and (ii) Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 10. ADDITIONAL INFORMATION.

  (c) On February 13, 1997, the Federal Trade Commission informed Parent, the Offeror and the Company that it had granted early termination of both the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), for the acquisition of Shares under the Offer and the waiting period for the acquisition by Kuhlman Corporation of substantially all the assets of the Company's transportation products group business.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(14) Press Release issued by Parent and the Company on February 14, 1997.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          SCOTSMAN INDUSTRIES, INC.
Dated: February 14, 1997

                                             /s/ Donald D. Holmes
                                          By: _________________________________
                                             Name: Donald D. Holmes
                                             Title: Vice President--Finance
                                                 and Secretary

                                          K ACQUISITION CORP.

                                             /s/ Donald D. Holmes
                                          By: _________________________________
                                             Name: Donald D. Holmes
                                             Title: Vice President--Treasurer
                                              and Secretary

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